FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice of Suspension of Use of Specific Lots of Moderna’s COVID-19 Vaccine in Japan (COVID-19 Vaccine Moderna Intramuscular Injection)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: August 26, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Statement

Notice of Suspension of Use of Specific Lots of Moderna’s COVID-19 Vaccine in Japan
(COVID-19 Vaccine Moderna Intramuscular Injection)

Osaka, JAPAN, August 26, 2021 - Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) announced today the decision to suspend the use of certain lots of Moderna’s COVID-19 Vaccine for Intramuscular Injection. Lot numbers should be checked before administration and vaccination centers which currently hold the impacted lots should refrain from using them.

Takeda received reports of foreign matter in unpunctured vials for a particular lot from multiple vaccination centers and promptly requested Moderna, the manufacturer of the vaccine, to conduct an urgent investigation. Moderna is currently conducting the investigation on the foreign particle matter, its cause and other relevant matters. In consideration of the safety of people scheduled to receive the vaccination as the first priority, Takeda has decided to suspend the use of the applicable lots listed below as of August 26 after consulting with the Ministry of Health, Labour and Welfare (“MHLW”).

For other lots, please continue to visually inspect each dose of the vials for discoloration, contamination with foreign matter, and other abnormalities before use, and also ensure that the vials with abnormalities are not used.

To date, there have been no reports of safety concerns that may have occurred in relation to this issue in the applicable lots.

Takeda will work in close collaboration with Moderna and the MHLW to ensure prompt responses.

Lots for which suspension of use is requested

Product name	Lot number	Amount of shipments
COVID-19 Vaccine Moderna Intramuscular Injection	3004667	Approx. 57,000 vials (about 570,000 doses)
	3004734	Approx. 52,000 vials (about 520,000 doses)
	3004956	Approx. 54,000 vials (about 540,000 doses)

< Supplementary information >
–Those who have already received the vaccination can also check the vaccination with the lot number of the vaccination certificate. Consult with your doctor if you have any unusual symptoms after vaccination.
–Takeda will cooperate with the MHLW to supply replacement products due to suspension of use and strive to minimize the impact on vaccination.
–Regarding the prolongation of the interval of vaccination due to suspension of use, the acceptable time of the interval that can be given is not specified. You can receive a second dose even if the interval between doses is longer than the standard. There is no need to repeat the first dose, thus please get the second dose vaccination as soon as possible.

< Reference > Other vaccine-related information
Please see the Takeda Pharmaceutical COVID -19 Vaccine information site (Japanese)